Dreyfus Connecticut Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT March 31, 2004



YOU, YOUR ADVISOR AND



Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Connecticut Municipal Money Market Fund, Inc. covers the six-month period from October 1, 2003, through March 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Yields of money market instruments fell to their lowest level in a generation during the reporting period after the Federal Reserve Board (the "Fed") reduced short-term interest rates to 1% in late June 2003. Although the economy began to rebound soon thereafter, sluggish job growth has helped keep a lid on potential inflationary pressures, and the Fed has exercised patience in maintaining its accommodative monetary policy. As a result, money market yields have continued to hover near historically low levels.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the money markets. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus Connecticut Municipal Money Market Fund, Inc. perform during the period?

For the six-month period ended March 31, 2004, the fund produced an annualized yield of 0.42%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 0.42%.[1]

We attribute the fund's returns to low interest rates, including a federal funds rate that remained at 1% throughout the reporting period. While the supply of newly issued Connecticut securities remained relatively limited, a robust supply of securities on a national level kept tax-exempt yields high relative to comparable-term taxable yields during much of the reporting period.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term municipal obligations that provide income exempt from federal and Connecticut state income taxes.

In pursuing the fund's investment approach, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality money market instruments that provide income exempt from federal and Connecticut state income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in Connecticut's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the fund's weighted average maturity, which should position

the fund to purchase new securities with then-current higher yields, if higher yields materialize as a result of an increase in short-term supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

When the reporting period began, money market yields were anchored by the 1% federal funds rate as the labor market remained persistently weak and the Federal Reserve Board repeatedly affirmed its commitment to an accommodative monetary policy. As a result, yields of tax-exempt money market securities remained relatively stable at prevailing low levels throughout the reporting period.

Previous economic weakness continued to affect the fiscal condition of most states, including Connecticut. As corporate tax revenues fell short of projections, the state took steps to balance its 2004 budget by cutting spending and raising taxes on the sale of alcohol, tobacco products and gasoline. However, Connecticut's budget shortfall was much more modest than those of many other states and there was little need for the state to turn to the tax-exempt money markets to finance its operations. As a result, the supply of money market instruments from Connecticut issuers remained relatively sparse. However, a rising supply of municipal instruments on the national level kept upward pressure on tax-exempt yields, and at times during the reporting period, tax-exempt yields equaled those of comparable-term taxable securities.

Although the limited supply of Connecticut money market instruments made it challenging to do so, we have continued to

attempt to construct a "laddered" portfolio of municipal notes and seasoned bonds with effective maturities in the three- to 12-month range. This strategy is designed to balance the risks of longer-dated securities with the opportunity to capture incrementally higher yields. At the same time, we generally maintained the fund's weighted average maturity in a range we consider longer than average for the fund.

What is the fund's current strategy?

Due to encouraging signs of a more robust U.S. economy, we are hopeful that short-term interest rates have bottomed and that we may begin to see more opportunities for higher yields. Although challenges remain for Connecticut, the state government appears to be taking steps to address its budget needs. In addition, Connecticut has begun to see signs of higher revenues from personal income taxes in the stronger economy.

We have continued to focus on municipal securities with what we believe to be strong credit characteristics and maturities in the three- to 12-month range, and we have continued to attempt to diversify the fund's assets as much as is practical in a market with a limited supply of newly issued securities. In our view, these are prudent strategies as investors continue to adjust to a stronger economy.

April 15, 2004

[1]   *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield would have been lower.*

STATEMENT OF INVESTMENTS

March 31, 2004 (Unaudited)

Tax Exempt Investments−100.5%	Principal Amount ($)	Value ($)
Connecticut−94.7%		
Town of Berlin, GO Notes 7.10%, 6/15/2004	125,000	126,511
Town of Bozrah, GO Notes, Refunding		
2%, 4/15/2004 (Insured; FSA)	130,000	130,042
Town of Canton, GO Notes		
5%, 5/1/2004 (Insured; MBIA)	375,000	376,245
State of Connecticut:		
Airport Revenue (Bradley International Airport)		
3.60%, 10/1/2004 (Insured; FGIC)	100,000	101,169
GO Notes:		
2%, 4/15/2004	5,920,000	5,921,837
4%, 4/15/2004	100,000	100,104
5.25%, 5/1/2004	350,000	351,225
5%, 5/15/2004	100,000	100,464
4.70%, 6/15/2004	100,000	100,724
5%, 6/15/2004	500,000	504,010
5.50%, 8/1/2004	100,000	101,448
5.90%, 8/15/2004	500,000 [b]	513,838
6%, 8/15/2004	750,000 [b]	771,056
VRDN 1.06% (Liquidity Facility; Landesbank		
Hessen-Thuringen Girozentrale)	15,550,000 [a]	15,550,000
Connecticut Clean Water Fund:		
Revenue:		
6.375%, 6/1/2004	200,000	201,708
5.875%, 11/1/2004	100,000	102,732
Refunding 3.90%, 7/15/2004	100,000	100,785
Water Revenue 4%, 10/1/2004	140,000	141,943
Connecticut Development Authority:		
Special Obligation Revenue		
(Connecticut State General Fund)		
4.70%, 5/1/2004 (Insured; FGIC)	100,000	100,297
VRDN:		
Airport Facility Revenue		
(Learjet Inc. Project)		
1.10% (LOC; Bank of America)	3,100,000 [a]	3,100,000
IDR:		
(Energy Network Sina Project)		
1.10% (LOC; Fleet National Bank)	3,000,000 [a]	3,000,000
(Imperial Electric Assembly Project)		
1.17% (LOC; Wachovia Bank)	1,820,000 [a]	1,820,000
(Lapham-Hickey Steel Corp.)		
1.12% (LOC; Bank of Montreal)	1,500,000 [a]	1,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Connecticut Development Authority (continued):		
VRDN (continued):		
IDR (continued):		
Refunding (Capitol District Energy Project)		
1.10% (LOC; Fleet National Bank)	10,500,000 a	10,500,000
(SHW Inc. Project)		
1.10% (LOC; Deutsche Bank)	5,600,000 a	5,600,000
PCR:		
(Connecticut Light and Power Co. Project)		
1.07% (Liquidity Facility; Merrill Lynch)	1,750,000 a	1,750,000
(Western Massachusetts Electric Co.)		
1.07% (Liquidity Facility; Merrill Lynch)	3,800,000 a	3,800,000
Connecticut Health and Educational Facilities Authority:		
College and University Revenue:		
6%, 11/1/2004 (Insured; MBIA)	250,000	256,996
(University of Hartford)		
5%, 7/1/2004 (Insured; Radian Bank)	350,000	353,155
Private Schools Revenue, VRDN (Westminster School)		
1% (LOC; Fleet National Bank)	4,700,000 a	4,700,000
Recreational Revenue, VRDN (Greater Hartford YMCA)		
1% (Insured; AMBAC and Liquidity Facility;		
Fleet National Bank)	2,100,000 a	2,100,000
Revenues (Hospital of Saint Raphael):		
4.80%, Series H, 7/1/2004 (Insured; AMBAC)	130,000	131,182
4.80%, Series I, 7/1/2004 (Insured; AMBAC)	160,000	161,435
Connecticut Housing Finance Authority, Revenue		
Housing Mortgage Finance Program:		
5%, 5/15/2004	60,000	60,283
1.25%, 11/15/2004	100,000	99,981
4.95%, 11/15/2004	100,000	102,290
1.20%, 12/22/2004	2,935,000	2,935,000
VRDN:		
1.03% (Insured; AMBAC and Liquidity		
Facility; FHLB)	7,000,000 a	7,000,000
1.11% (Liquidity Facility; FHLMC)	8,656,000 a	8,656,000
Connecticut Municipal Electric Energy Cooperative		
Power Supply System, Electric Power		
and Light Revenues 5%, 1/1/2005 (Insured; MBIA)	1,015,000	1,043,540
Connecticut Special Assessment Second Injury Fund		
Special Assessment Revenue		
5.50%, 1/1/2005 (Insured; AMBAC)	250,000	258,116

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Connecticut Special Tax Obligation		
Transportation Infrastructure Program:		
Fuel Sales Tax Revenue:		
3%, 12/1/2004	200,000	202,440
2%, 1/1/2005	3,000,000	3,017,251
Revenue:		
3%, 7/1/2004	500,000	502,332
Refunding:		
2%, 9/1/2004	1,800,000	1,807,083
4%, 9/1/2004	3,925,000	3,971,519
5%, 10/1/2004	500,000	509,584
VRDN 1.03% (Insured; FGIC and Liquidity Facility;		
Dexia Credit Locale)	16,200,000 [a]	16,200,000
Town of Darien, GO Notes 4%, 8/1/2004	200,000	201,857
Town of Easton, GO Notes		
BAN 2%, 4/27/2004	1,385,000	1,385,985
Town of Ellington, GO Notes		
3.45%, 12/15/2004 (Insured; AMBAC)	375,000	380,892
City of Hartford, GO Notes		
5%, 6/15/2004 (Insured; FGIC)	100,000	100,788
Hartford County Metropolitan District, GO Notes:		
5%, 4/1/2004	500,000	500,000
6.70%, 10/1/2004	125,000	128,408
Killingworth, GO Notes, BAN		
1.75%, 9/2/2004	895,000	896,670
Town of Lisbon, GO Notes		
3%, 8/1/2004 (Insured; MBIA)	345,000	347,178
Town of Madison, GO Notes 2%, 3/15/2005	300,000	302,552
City of Meriden, GO Notes		
4.60%, 8/1/2004 (Insured; AMBAC)	400,000	404,651
City of Middletown, GO Notes:		
4.625%, 4/15/2004	150,000	150,192
4.85%, 4/15/2004	100,000	100,133
City of Milford, GO Notes:		
6.10%, 9/15/2004	100,000	102,188
5%, 11/1/2004	120,000	122,684
6.70%, 2/1/2005	300,000	313,723
City of New Britain, GO Notes		
BAN 2.25%, 4/8/2004	3,000,000	3,000,641

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
City of New Haven, GO Notes:		
5.75%, 11/1/2004 (Insured; FSA)	215,000	220,793
7%, 2/15/2005 (Insured; FGIC)	750,000	788,018
Refunding 5%, 8/15/2004 (Insured; AMBAC)	200,000	202,866
New Haven Air Rights Parking Facility		
Auto Parking Revenue, Refunding		
4.50%, 12/1/2004 (Insured; AMBAC)	235,000	240,206
City of New London, GO Notes, Refunding		
4%, 2/1/2005 (Insured; AMBAC)	135,000	138,180
City of New Milford, GO Notes		
4%, 7/15/2004	300,000	302,482
Town of North Branford, GO Notes, Refunding		
2.50%, 10/1/2004 (Insured; FSA)	100,000	100,670
Northeast Tax Exempt Bond Grantor Trust, Revenue		
VRDN 1.20% (LOC; Bank of America)	3,630,000 [a]	3,630,000
City of Norwich, GO Notes 6.80%, 5/1/2004	100,000	100,465
Town of Orange, GO Notes 5%, 8/15/2004	100,000	101,433
City of Oxford, GO Notes, BAN		
2%, 8/6/2004	3,185,000	3,195,938
Town of Plainfield, GO Notes, BAN		
2%, 4/15/2004	2,850,000	2,850,939
Regional School District Number 004, GO Notes		
4.50%, 2/1/2005 (Insured; MBIA)	750,000	771,041
Regional School District Number 010, GO Notes		
Refunding 3.50%, 10/15/2004 (Insured; MBIA)	175,000	177,246
Regional School District Number 013, GO Notes:		
2%, 12/15/2004 (Insured; MBIA)	450,000	452,826
BAN 2%, 3/15/2005	800,000	806,783
Regional School District Number 014,		
GO Notes (Woodbury & Bethlehem)		
4%, 6/1/2004	225,000	226,090
Regional School District Number 016, GO Notes		
4.80%, 5/15/2004 (Insured; FSA)	100,000	100,452
Rocky Hill, GO Notes, Refunding		
1.25%, 8/1/2004	780,000	780,505
Shelton Housing Authority, Revenue		
VRDN (Crosby Commons Project)		
1.02% (LOC; Wachovia Bank)	1,745,000 [a]	1,745,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
South Central Regional Water Authority, Water System Revenue 2%, 8/1/2004 (Insured; MBIA)	250,000	250,705
Town of Southbury, GO Notes 3.25%, 2/1/2005 (Insured; MBIA)	280,000	284,991
Town of Southington, GO Notes:		
5%, 2/1/2005 (Insured; AMBAC)	460,000	474,671
Refunding 2%, 9/15/2004 (Insured; FSA)	330,000	331,273
City of Stamford, GO Notes:		
4.10%, 7/15/2004	300,000	302,608
3.80%, 8/1/2004	250,000	252,322
Town of Stratford, GO Notes, Refunding 4.50%, 2/15/2005 (Insured; FSA)	975,000	1,003,773
Town of Torrington, GO Notes 5%, 9/15/2004 (Insured; FGIC)	100,000	101,738
Town of Trumbell, GO Notes:		
6%, 5/15/2004	100,000	100,595
3%, 6/1/2004	100,000	100,314
3%, 9/15/2004	1,650,000	1,663,808
University of Connecticut College and University Revenue 4.80%, 4/1/2004 (Insured; MBIA)	125,000	125,000
Town of Wallingford, GO Notes:		
6.10%, 6/15/2004	200,000	201,991
Refunding 2%, 12/1/2004	645,000	648,400
Town of Waterbury, GO Notes:		
5%, 4/1/2004	1,075,000	1,075,000
5%, 8/15/2004 (Insured; MBIA)	150,000	152,140
Town of Watertown, GO Notes:		
4.50%, 9/15/2004	100,000	101,512
4%, 8/1/2004 (Insured; MBIA)	265,000	267,597
5%, 4/1/2005 (Insured; MBIA)	275,000	285,291
BAN 2%, 8/12/2004	2,185,000	2,192,856
City of West Hartford, GO Notes 3%, 1/15/2005	1,200,000	1,217,428
City of Winchester, GO Notes, Refunding 2%, 8/1/2004 (Insured; MBIA)	235,000	235,702
Windsor, GO Notes:		
4%, 3/15/2005	255,000	261,868
BAN 1.60%, 3/10/2005	1,705,000	1,713,708
Town of Woodbury, GO Notes BAN 2%, 6/15/2004	505,000	505,770

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related−5.8%		
Commonwealth of Puerto Rico:		
GO Notes, Public Improvements		
5%, 7/1/2004 (Insured; MBIA)	250,000	252,378
Revenue, VRDN, Merlots Program		
1.05% (Insured; MBIA and Liquidity		
Facility; Wachovia Bank)	6,390,000 a	6,390,000
Guam International Airport Authority, Port,		
Airport and Marina Revenue		
2.50%, 10/1/2004 (Insured; MBIA)	1,255,000	1,263,708
Guam Power Authority, Electric, Power and Light		
Revenues 6.75%, 10/1/2004	550,000 b	576,217
Puerto Rico Municipal Finance Agency, GO Notes		
5%, 8/1/2004 (Insured; FSA)	490,000	496,258
University of Puerto Rico, College and		
University Revenue, Refunding		
6.25%, 6/1/2004 (Insured; MBIA)	250,000	252,112
Total Investments (cost $158,986,532)	**100.5%**	**158,986,534**
Liabilities, Less Cash and Receivables	**(.5%)**	**(786,952)**
Net Assets	**100.0%**	**158,199,582**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
FGIC	Financial Guaranty Insurance Company	**LOC**	Letter of Credit
FHLB	Federal Home Loan Bank	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**PCR**	Pollution Control Revenue
		VRDN	Variable Rate Demand Notes
FSA	Financial Security Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	62.0
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	26.6
Not Rated [d]		Not Rated [d]		Not Rated [d]	11.4
					100.0

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	158,986,532	158,986,534
Interest receivable		768,055
Prepaid expenses		11,225
		159,765,814
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		75,926
Cash overdraft due to Custodian		933,466
Payable for investment securities purchased		406,412
Payable for shares of Common Stock redeemed		103,957
Accrued expenses		46,471
		1,566,232
Net Assets ($)		**158,199,582**
Composition of Net Assets ($):		
Paid-in capital		158,225,946
Accumulated net realized gain (loss) on investments		(26,366)
Accumulated gross unrealized appreciation on investments		2
Net Assets ($)		**158,199,582**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		158,225,946
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**836,073**
Expenses:	
Management fee–Note 2(a)	393,989
Shareholder servicing costs–Note 2(b)	63,988
Professional fees	19,541
Custodian fees	10,180
Prospectus and shareholders' reports	8,338
Registration fees	7,011
Directors' fees and expenses–Note 2(c)	4,430
Miscellaneous	9,349
Total Expenses	**516,826**
Less–reduction in management fee due to undertaking–Note 2(a)	(12,608)
Net Expenses	**504,218**
Investment Income–Net	**331,855**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	(1,637)
Net unrealized appreciation (depreciation) on investments	2
Net Realized and Unrealized Gain (Loss) on Investments	**(1,635)**
Net Increase in Net Assets Resulting from Operations	**330,220**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30, 2003
Operations ($):		
Investment income–net	331,855	1,195,106
Net realized gain (loss) from investments	(1,637)	(10,138)
Net unrealized appreciation (depreciation) of investments	2	(1,400)
Net Increase (Decrease) in Net Assets Resulting from Operations	**330,220**	**1,183,568**
Dividends to Shareholders from ($):		
Investment income–net	**(331,855)**	**(1,195,106)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	122,146,858	358,047,421
Dividends reinvested	326,335	1,172,959
Cost of shares redeemed	(124,986,771)	(395,857,188)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(2,513,578)**	**(36,636,808)**
Total Increase (Decrease) in Net Assets	**(2,515,213)**	**(36,648,346)**
Net Assets ($):		
Beginning of Period	160,714,795	197,363,141
End of Period	**158,199,582**	**160,714,795**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended March 31, 2004 (Unaudited)	Year Ended March 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.002	.006	.010	.027	.031	.024
Distributions:						
Dividends from investment income−net	(.002)	(.006)	(.010)	(.027)	(.031)	(.024)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.42[a]	.57	.99	2.70	3.19	2.44
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.64[a]	.64	.64	.61	.65	.63
Ratio of net investment income to average net assets	.42[a]	.58	1.00	2.60	3.15	2.41
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.02[a]	.01	.01	.00[b]	.03	.12
Net Assets, end of period ($ x 1,000)	158,200	160,715	197,363	254,824	200,892	174,600

[a] Annualized.
[b] Amount represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies

Dreyfus Connecticut Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $16,942 during the period ended March 31, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $24,729 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2003. If not applied, $11,443 of the carryover expires in fiscal 2004, $573 expires in fiscal 2007, $2,575 expires in fiscal 2008 and $10,138 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal years ended September 30, 2003 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At March 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from October 1, 2003 through to March 31, 2004 to reduce the management fee paid by the fund, to the extent that if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .65 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $12,608 during the period ended March 31, 2004.

The components of Due to The Dreyfus Corporation and affiliates consists of: management fees $66,871, shareholder services plan fees $2,055 and transfer agency per account fees $7,000.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2004, the fund was charged $43,417 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2004, the fund was charged $18,653 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of

Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus
Connecticut Municipal
Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:

http://www.dreyfus.com

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